JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433
Registration Statement Nos. 333-146220 and 333-146220-05
October 20, 2009

JPMORGAN CHASE CAPITAL XXVII
$1,000,000,000
7.000% CAPITAL SECURITIES, SERIES AA
Issuer:

JPMorgan Chase Capital XXVII (the "Trust"), a Delaware statutory trust, the sole asset of which will be junior subordinated debentures issued by JPMorgan Chase & Co. ("JPMorgan Chase"). JPMorgan Chase will own all common securities of the Trust.

Guarantor:	JPMorgan Chase & Co.
Securities:	7.000% Capital Securities, Series AA (each, a "Capital Security")
Legal Format:	SEC Registered
Aggregate Liquidation Amount:	$ 1,000,000,000
Liquidation Amount:	$ 1,000 per Capital Security
Security Ratings:	Moody's Investors Service: A1 confirmed Standard & Poor's: BBB+ confirmed Fitch: A+ confirmed
Settlement Date:	October 27, 2009 (T+5)
Maturity Date:	November 1, 2039
Interest Payment Dates:	Semi-annually on each May 1 and November 1, commencing May 1, 2010, until Maturity Date
Reference Treasury Benchmark Yield:	4.166% (4.25% due May, 2039)
Spread to Benchmark Treasury:	287.5 basis points (2.875%)
Yield to Maturity:	7.041%
Day Count Convention:	30/360
Optional Redemption:	None
Conditional Redemption for Tax Event or Capital Treatment Event:	At par
Deferral Provision:

The Trust will defer payments on the 7.000% Capital Securities for up to 5 years if JPMorgan Chase defers payments on the underlying junior subordinated debentures. Payments cannot be deferred beyond the maturity date of the junior subordinated debentures on November 1, 2039. Any deferred payments will accrue additional interest, compounded on each interest payment date.

Ranking:

The Series AA junior subordinated debentures to be issued to the Trust will rank junior to all of JPMorgan Chase's outstanding and future senior debt. The Series AA junior subordinated debentures will also rank (1) pari passu with JPMorgan Chase's outstanding and future series of junior subordinated debentures and (2) senior to JPMorgan Chase's outstanding and future Capital Efficient Notes (CENts). Substantially all of JPMorgan Chase's debt constitutes senior debt.

Public Offering Price:	$99.489
Underwriting Commissions:	$10,000,000
Use of Proceeds:	General corporate purposes
CUSIP / ISIN:	48125BAA2 / US48125BAA26

Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	CastleOak Securities, L.P., Loop Capital Markets, LLC, The Williams Capital Group, L.P.
Allocation:	Aggregate Liquidation Amount:
J.P. Morgan Securities Inc.	$980,002,000
CastleOak Securities, L.P.	$6,666,000
Loop Capital Markets, LLC	$6,666,000
The Williams Capital Group, L.P.	$6,666,000
Total	$1,000,000,000

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that the issuer has filed with the SEC for more complete information about the Issuer, JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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